                                                                  EXHIBIT (a)(1)

                          OFFER TO PURCHASE FOR CASH
       UP TO 4,000,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE,
                              OF ZERO CORPORATION
                  AT A PURCHASE PRICE NOT GREATER THAN $18.00
                        NOR LESS THAN $15.75 PER SHARE
                                      BY
                               ZERO CORPORATION
                                      AND
                             ELECTRONIC SOLUTIONS,
                         A WHOLLY OWNED SUBSIDIARY OF
                               ZERO CORPORATION

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
    AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 29, 1996,
                         UNLESS THE OFFER IS EXTENDED.
                                ---------------
  ZERO Corporation, a Delaware corporation (the "Company"), and Electronic Solutions, a Nevada corporation and a wholly owned subsidiary of the Company (the "Subsidiary"; the Company and the Subsidiary are referred to herein collectively as the "Purchasers" and each is sometimes referred to herein individually as a "Purchaser"), hereby jointly invite the stockholders of the Company to tender shares of Common Stock of the Company, par value $.01 per share (the "Shares"), at prices, net to the seller in cash, without interest thereon, not greater than $18.00 nor less than $15.75 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Purchasers will determine a single per Share price (not greater than $18.00 nor less than $15.75 per Share) that they will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into consideration the number of Shares so tendered and the prices specified by the tendering stockholders. The Purchasers will select the lowest Purchase Price that will enable them to purchase 4,000,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn at prices not greater than $18.00 nor less than $15.75 per Share) pursuant to the Offer. The Purchasers will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders described herein. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. All Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.
                                ---------------
     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.
                                ---------------

                                   IMPORTANT

  Any stockholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the Instructions in the Letter of Transmittal, mail or deliver it and any other required documents to First Interstate Bank of California (the "Depositary"), and either mail or deliver the certificates representing Shares to be tendered to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.
                                ---------------
  NEITHER  THE  COMPANY, THE  SUBSIDIARY,  NOR  THEIR RESPECTIVE  BOARDS  OF
     DIRECTORS MAKES ANY RECOMMENDATION TO  ANY STOCKHOLDER AS TO  WHETHER
       TO TENDER ALL  OR ANY SHARES. EACH STOCKHOLDER MUST  MAKE HIS OR
          HER OWN DECISION  AS TO  WHETHER TO TENDER  SHARES AND,  IF
            SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

 THE PURCHASERS HAVE BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE
            COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.
                                ---------------
  CONCURRENTLY WITH ANNOUNCING  THE OFFER,  THE COMPANY  ANNOUNCED THAT  UPON
    THE CONSUMMATION OF  THE OFFER THE  BOARD OF DIRECTORS  OF THE  COMPANY
      (THE "BOARD") INTENDS  TO REDUCE  THE ANNUAL CASH  DIVIDEND OF  THE
        COMPANY FROM $.44  PER SHARE  TO $.12 PER  SHARE EFFECTIVE  FOR
         THE APRIL 1996 QUARTERLY DIVIDEND DECLARATION. SEE SECTION 8.
                                ---------------
                     THE DEALER MANAGER FOR THE OFFER IS:
                           PAINEWEBBER INCORPORATED
                                ---------------
            THE DATE OF THIS OFFER TO PURCHASE IS FEBRUARY 1, 1996

  As of January 30, 1996, the Company had issued and outstanding 16,107,976 Shares and had reserved for issuance upon exercise of outstanding stock options 869,871 Shares. The 4,000,000 Shares that the Purchasers are offering to purchase pursuant to the Offer represent approximately 25% of the Shares then outstanding, or approximately 24% of the Shares then outstanding on a fully diluted basis (assuming the exercise of all outstanding stock options). The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). The Shares are also listed and traded on the Pacific Stock Exchange. The Shares trade under the symbol "ZRO." On January 30, 1996, the closing price of the Shares on the NYSE Composite Tape was $15.25 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase, and such copies will be furnished promptly at the Purchasers' expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

  NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE PURCHASERS AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER OF THE PURCHASERS.

                               TABLE OF CONTENTS

  SECTION                                                                  PAGE
  -------                                                                  ----
     1.     NUMBER OF SHARES; PRORATION..................................    2
     2.     TENDERS BY HOLDERS OF FEWER THAN 100 SHARES..................    4
     3.     PROCEDURE FOR TENDERING SHARES...............................    4
     4.     WITHDRAWAL RIGHTS............................................    7
     5.     ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE
             PRICE.......................................................    8
     6.     CONDITIONAL TENDER OF SHARES.................................    9
     7.     CERTAIN CONDITIONS OF THE OFFER..............................   10
     8.     PRICE RANGE OF SHARES; DIVIDENDS; REDUCTION IN DIVIDENDS.....   12
     9.     PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER...........   12
    10.     CERTAIN INFORMATION CONCERNING THE COMPANY AND THE
             SUBSIDIARY; RESULTS OF RECENT OPERATIONS....................   14
    11.     SOURCE AND AMOUNT OF FUNDS...................................   17
    12.     TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES............   19
    13.     CERTAIN FEDERAL INCOME TAX CONSEQUENCES......................   19
    14.     EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS..............   23
    15.     FEES AND EXPENSES............................................   23
    16.     MISCELLANEOUS................................................   24
 Schedule A CERTAIN TRANSACTIONS INVOLVING SHARES........................  A-1

To the Holders of Shares of Common Stock of
 ZERO Corporation:

  ZERO Corporation, a Delaware corporation (the "Company"), and Electronic Solutions, a Nevada corporation and a wholly owned subsidiary of the Company (the "Subsidiary"; the Company and the Subsidiary are referred to herein collectively as the "Purchasers" and each is sometimes referred to herein individually as a "Purchaser"), hereby jointly invite the stockholders of the Company to tender shares of the Common Stock of the Company, par value $.01 per share (the "Shares") at a price, net to the seller in cash, without interest thereon, not greater than $18.00 nor less than $15.75 per Share specified by such tendering stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

  The Purchasers will determine a single per Share price (not greater than $18.00 nor less than $15.75 per Share) that they will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Purchasers will select the lowest Purchase Price that will enable them to purchase 4,000,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $18.00 nor less than $15.75 per Share) pursuant to the Offer. The Purchasers will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller, without interest thereon, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted for purchase will be returned. The Purchasers have not yet determined what respective proportions each Purchaser will contribute toward the total amount of funds required to consummate the Offer and stockholders should be aware that the percentage of Shares to be purchased by each of the Purchasers will not be determined until after the Expiration Date and after the time at which Shares may be withdrawn pursuant to the terms of the Offer. This may affect the tax treatment of tendering stockholders who are corporations and tendering stockholders who own or constructively own (within the meaning of Section 318 of the Internal Revenue Code of 1986, as amended) shares in corporations. See Section 13. All of the funds contributed by the Subsidiary will be obtained from borrowings pursuant to a private shelf agreement. See
Section 11. The Purchasers shall purchase Shares from each tendering stockholder whose Shares are to be purchased pursuant to the Offer proportionately to the amount of each Purchaser's respective contribution toward the aggregate Purchase Price for all Shares purchased pursuant to the Offer (with appropriate adjustments to avoid purchases of fractional Shares).

  THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

  If more than 4,000,000 Shares (or such greater number of Shares as the Purchasers may elect to purchase) have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Purchasers will purchase Shares first from stockholders who owned beneficially, as of the close of business on January 31, 1996, and continue to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan (as such terms are defined below)) who properly tender all their Shares at or below the Purchase Price, and then on a pro rata basis from all other stockholders who validly tender Shares at or below the Purchase Price. See Sections 1 and 2. Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchasers pursuant to the Offer. The Purchasers will pay certain expenses of PaineWebber Incorporated (the "Dealer Manager"), First Interstate Bank of California (the "Depositary") and Morrow & Co. (the "Information Agent") incurred in connection with the Offer. See Section 15. ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 13.

  As of January 24, 1996, the ZERO Corporation Stock Fund (the "Fund") held 9,783 Shares in accounts for participants in the ZERO Corporation Retirement Savings Plan (the "Plan"). Under the terms of the Plan, participants may instruct the trustee for the Plan to tender Shares held in the Fund allocated to the participant's account as of January 31, 1996. See Section 3.

  As of January 29, 1996, the ZERO Corporation Dividend Reinvestment Plan (the "Dividend Reinvestment Plan") held 250,578.95 Shares in accounts for participants therein. Participants in the Dividend Reinvestment Plan may instruct First Interstate Bank of California, as administrator of the Dividend Reinvestment Plan, to tender Shares allocated to the participant's account. See Section 3.

  NEITHER THE COMPANY, THE SUBSIDIARY, NOR THEIR RESPECTIVE BOARDS OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE.

  THE PURCHASERS HAVE BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

  As of January 30, 1996, the Company had issued and outstanding 16,107,976 Shares and had reserved for issuance upon exercise of outstanding stock options 869,871 Shares. The 4,000,000 Shares that the Purchasers are offering to purchase pursuant to the Offer represent approximately 25% of the Shares then outstanding, or approximately 24% of the Shares then outstanding on a fully diluted basis (assuming the exercise of all outstanding stock options).

  The Shares are listed and principally traded on the New York Stock Exchange ("NYSE"). The Shares are also listed and traded on the Pacific Stock Exchange. The Shares trade under the symbol "ZRO." On January 30, 1996, the closing price of the Shares on the NYSE Composite Tape was $15.25 per Share. See
Section 8. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  CONCURRENTLY WITH ANNOUNCING THE OFFER, THE COMPANY ANNOUNCED THAT UPON THE CONSUMMATION OF THE OFFER THE BOARD INTENDS TO REDUCE THE ANNUAL CASH DIVIDEND OF THE COMPANY FROM $.44 PER SHARE TO $.12 PER SHARE EFFECTIVE FOR THE APRIL 1996 QUARTERLY DIVIDEND DECLARATION. SEE SECTION 8.

1. NUMBER OF SHARES; PRORATION

  Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Purchasers will purchase up to 4,000,000 Shares that are validly tendered on or prior to the Expiration Date (as defined below) (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $18.00 nor less than $15.75 per Share. The later of 12:00 midnight, New York City time, on Thursday, February 29, 1996, or the latest time and date to which the Offer is extended pursuant to Section 14, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

  The Purchasers will determine the Purchase Price taking into consideration the number of Shares so tendered and the prices specified by tendering stockholders. The Purchasers will select the lowest Purchase Price that will enable them to purchase 4,000,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $18.00 nor less than $15.75 per Share) pursuant to the Offer. Subject to Section 14, the Purchasers reserve the right, in their sole discretion, to purchase more than 4,000,000 Shares pursuant to the Offer, but do not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.

  In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $18.00 nor less than $15.75 per Share) at which such stockholder is willing to have the Purchasers purchase such Shares. As promptly as practicable following the Expiration Date, the Purchasers will determine the Purchase Price (not greater than $18.00 nor less than $15.75 per Share) that they will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares purchased pursuant to the Offer will be purchased at the Purchase Price. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering stockholders at the Purchasers' expense as promptly as practicable following the Expiration Date.

  The Purchasers have not yet determined what respective proportions each Purchaser will contribute toward the total amount of funds required to consummate the Offer and stockholders should be aware that the percentage of Shares to be purchased by each of the Purchasers will not be determined until after the Expiration Date and after the time at which Shares may be withdrawn pursuant to the terms of the Offer. This may affect the tax treatment of certain tendering stockholders. See Section 13. All of the funds contributed by the Subsidiary will be obtained from borrowings pursuant to a private shelf agreement. See Section 11. The Purchasers shall purchase Shares from each tendering stockholder whose Shares are to be purchased pursuant to the Offer proportionately to the amount of each Purchaser's respective contribution toward the aggregate Purchase Price for all Shares purchased pursuant to the Offer (with appropriate adjustments to avoid purchases of fractional Shares).

  Upon the terms and subject to the conditions of the Offer, if 4,000,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Purchasers will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 4,000,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Purchasers will purchase Shares in the following order of priority:

    (a) first, all Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan) validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on January 31, 1996 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan) and who validly tenders all of such Shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

    (b) then, after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares (including Shares held in the Fund and in the Dividend Reinvestment Plan) validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

  If proration of tendered Shares is required, (i) because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3), (ii) as a result of the "odd lot" procedure described in Section 2, and (iii) as a result of the conditional tender procedure described in Section 6, the Purchasers do not expect that they would be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Manager or the Information Agent and may also be able to obtain such information from their brokers.

  The Purchasers expressly reserve the right, in their sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making public announcement thereof. See Section 14. There can be no assurance, however, that the Purchasers will exercise their right to extend the Offer.

  For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

  Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

  All Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who owned beneficially, as of the close of business on January 31, 1996, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan), will be accepted for purchase before proration, if any, of other tendered Shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan) will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange. Shares held in the Fund and in the Dividend Reinvestment Plan will be subject to any proration, even if owned by a person who beneficially owned, as of the close of business on January 31, 1996, and continues to own beneficially as of the Expiration Date, fewer than 100 Shares held in the either or both of the Fund and the Dividend Reinvestment Plan. See
Section 1.

  As of January 29, 1996, there were approximately 6,190 holders of record of Shares. Approximately 60% of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 79,245.703 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Purchasers are unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any stockholder wishing to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

  The Purchasers also reserve the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tendered all Shares beneficially owned at or below the Purchase Price and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Purchasers exercise this right, they will increase the number of Shares that they are offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

3. PROCEDURE FOR TENDERING SHARES

  To validly tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date, or (b) the tendering holder of Shares must comply with the guaranteed delivery procedure described below including, without limitation, completion and execution of one or more Letters of Transmittal.

  IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL, THE PRICE (IN MULTIPLES OF $0.25) AT WHICH SUCH SHARES ARE BEING TENDERED, EXCEPT THAT ANY STOCKHOLDER WHO OWNED BENEFICIALLY, AS OF THE CLOSE OF BUSINESS ON JANUARY 31, 1996, AND CONTINUES TO OWN BENEFICIALLY AS OF THE EXPIRATION DATE, AN AGGREGATE OF FEWER THAN 100 SHARES (OTHER THAN SHARES HELD IN THE FUND OR IN THE DIVIDEND REINVESTMENT
PLAN) MAY CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL ENTITLED "ODD LOTS" INDICATING THAT THE STOCKHOLDER IS TENDERING ALL OF SUCH STOCKHOLDER'S SHARES AT THE PURCHASE PRICE DETERMINED BY THE PURCHASERS IN ACCORDANCE WITH THE TERMS OF THE OFFER. Stockholders wishing to tender Shares at more than one price must complete separate Letters of Transmittal for each price at which such Shares are being tendered. The same Shares cannot be tendered at more than one price. FOR A TENDER OF SHARES TO BE VALID, A PRICE BOX, BUT ONLY ONE PRICE BOX, ON EACH LETTER OF TRANSMITTAL MUST BE CHECKED.

  The Depositary will establish an account with respect to the Shares at The Depository Trust Company ("DTC"), Midwest Securities Trust Company ("MSTC") and Philadelphia Depository Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below. Delivery of the required documents to one of the Book-Entry Transfer Facilities in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

  Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if
(a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for the purposes of this Section, includes any participant in any Book-Entry Transfer Facility whose name appears on a security position listing as the holder of the Shares) tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal, (b) such Shares are tendered for the account of an Eligible Institution, or (c) the Letter of Transmittal is signed by a participant in the Dividend Reinvestment Plan whose account is credited with the Shares tendered therewith. See Instructions 1 and 6 of the Letter of Transmittal.

  If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

    (i) such tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchasers (with any required signature guarantees) is received by the Depositary, as provided below, on or prior to the Expiration Date; and

    (iii) the certificates for such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities as described above), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

  The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

  THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

  TO PREVENT UNITED STATES FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH TENDERING STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN STOCKHOLDERS (AS DEFINED IN SECTION 13) MUST SUBMIT A PROPERLY COMPLETED FORM W-8 (WHICH MAY BE OBTAINED FROM THE DEPOSITARY) IN ORDER TO PREVENT BACKUP WITHHOLDING. IN GENERAL, BACKUP WITHHOLDING DOES NOT APPLY TO CORPORATIONS OR TO FOREIGN STOCKHOLDERS SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 13). FOR A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO TENDERING STOCKHOLDERS, SEE SECTION 13. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING HIS, HER OR ITS QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING ANY APPLICABLE EXEMPTION.

  It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described herein will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Purchasers' acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement among the tendering stockholder and the Purchasers upon the terms and subject to the conditions of the Offer.

  All questions as to the Purchase Price, the form of documents, the number of Shares to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding on all parties. The Purchasers reserve the absolute right to reject any or all tenders of Shares that they determine are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the absolute right to waive any defect or irregularity in any tender of any particular Shares. None of the Company, the Subsidiary, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

  As of January 24, 1996, the Fund held 9,783 Shares in accounts for participants in the Plan. Under the terms of the Plan, a participant may instruct the trustee for the Plan to tender Shares held in the Fund and allocated to the participant's account as of January 31, 1996. Participants in the Plan who wish to tender Shares held in the Fund allocated to their respective accounts should so indicate by completing, executing and returning to the trustee for the Plan, the election form included with the memorandum furnished to such participants. PLAN PARTICIPANTS MAY NOT USE THE LETTER OF TRANSMITTAL TO TENDER THEIR FUND SHARES, BUT MUST USE THE SEPARATE ELECTION FORM REFERRED TO ABOVE. Participants in the Plan are urged to read such separate memorandum and election form and related materials carefully.

  As of January 29, 1996, the Dividend Reinvestment Plan held 250,578.95 Shares in accounts for participants therein. Participants in the Dividend Reinvestment Plan may instruct First Interstate Bank of California, as administrator of the Dividend Reinvestment Plan, to tender Shares allocated to the participant's account. Shares for which the administrator has not received timely instructions from participants will not be tendered. The administrator will make available to the participants whose accounts are credited with Shares under the Dividend Reinvestment Plan all documents furnished to stockholders generally in connection with the Offer. Because the Depositary for the Offer also acts as administrator of the Dividend Reinvestment Plan, participants in the Dividend Reinvestment Plan may use the Letter of Transmittal to instruct the administrator to tender such participant's Shares in the Offer by completing the box entitled "Dividend Reinvestment Plan Shares" on the Letter of Transmittal. Each participant may direct that all, some or none of the Shares credited to the participant's account under the Dividend Reinvestment Plan be tendered and the price at which such participant's Shares are to be tendered. Participants in the Dividend Reinvestment Plan who intend to tender Shares held in the Dividend Reinvestment Plan in addition to Shares which are not held in the Dividend Reinvestment Plan (other than Shares held in the Fund) may use one Letter of Transmittal to tender all of such Shares if such participant wishes to tender all such Shares at the same price. Separate Letters of Transmittal must be used if a participant in the Dividend Reinvestment Plan intends to tender Shares held in the Dividend Reinvestment Plan and Shares not held in the Dividend Reinvestment Plan (other than Shares held in the Fund) at different prices. See Instruction 5 to the Letter of Transmittal. Participants in the Dividend Reinvestment Plan who do not wish to tender their Shares held in the Dividend Reinvestment Plan do not need to take any action. Participants may complete the box entitled "Dividend Reinvestment Plan Shares" on only one Letter of Transmittal submitted by such participant. If a participant submits more than one Letter of Transmittal and completes such box on more than one Letter of Transmittal, the participant will be deemed to have elected to tender all Shares credited to the stockholder's account under the Dividend Reinvestment Plan at the lowest of the prices specified in such Letters of Transmittal. Participants in the Dividend Reinvestment Plan are urged to read the Letter of Transmittal and related materials carefully.

  CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE PURCHASERS. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY OR TO THE SUBSIDIARY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

4. WITHDRAWAL RIGHTS

  Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City time, March 29, 1996 unless theretofore accepted for payment by the Purchasers as provided in this Offer to Purchase. If the Purchasers extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares, or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may, on behalf of the Purchasers, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this
Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

  Withdrawal of Shares Held in Physical Form. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, March 29, 1996 unless accepted for payment by the Purchasers as provided in this Offer to Purchase. For a withdrawal to be effective, a stockholder of Shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (A) the name of the person who tendered the Shares;
(B) a description of the Shares to be withdrawn; (C) the certificate numbers shown on the particular certificates evidencing such Shares; (D) the signature of such stockholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee (if such original signature was guaranteed)); and (E) if such Shares are held by a new beneficial owner, evidence satisfactory to the Purchasers that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

  Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of Shares made pursuant to the Offer may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, New York City time, March 29, 1996 unless accepted for payment by the Purchasers as provided in this Offer to Purchase. For a withdrawal to be effective, a stockholder of Shares held with any of the Book-Entry Transfer Facilities must (i) call such stockholder's broker and instruct such broker to withdraw such tender of Shares by debiting the Depositary's account at such Book-Entry Transfer Facility of all Shares to be withdrawn; and (ii) instruct such broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (A) the name of the person who tendered the Shares; (B) a description of the Shares to be withdrawn; and (C) if such Shares are held by a new beneficial owner, evidence satisfactory to the Purchasers that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

  Any permitted withdrawals of tenders of Shares may not be rescinded, and any Shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer; provided, however, that withdrawn Shares may be re-tendered by following the procedures for tendering prior to the Expiration Date.

  All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding on all parties. None of the Company, the Subsidiary, the Dealer Manager, the Depositary, the Information Agent or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

  Participants in the Plan should follow the procedures for withdrawal included in the memorandum furnished to such participants.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

  Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Purchasers will determine the Purchase Price, taking into consideration the number of Shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and (subject to the proration and conditional tender provisions of the Offer) accept for payment and pay the Purchase Price for Shares validly tendered and not withdrawn at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or facsimile thereof, with any required signature guarantees, and any other required documents.

  For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased), subject to proration and conditional tenders, Shares that are validly tendered and not withdrawn as, if and when the Company gives oral or written notice, on behalf of the Company and the Subsidiary, to the Depositary of the Purchasers' acceptance for payment of such Shares. In the event of proration, the Purchasers will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. However, the Purchasers do not expect to be able to announce the final results of any such proration until approximately seven NYSE trading days after Expiration Date. The Purchasers will pay for Shares that they have purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

  Certificates for all Shares not purchased, including all Shares tendered at prices greater than the Purchase Price, Shares not purchased because of proration and Shares that were conditionally tendered and not accepted, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) as promptly as practicable following the Expiration Date without expense to the tendering stockholder.

  Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See
Section 1. In addition, if certain events occur, the Purchasers may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

  The Purchasers will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to them or their order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or a portion of the Shares delivered (whether in certificated form or by book-entry) but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal (unless such person is signing in a representative or fiduciary capacity), the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

  ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A FOREIGN INDIVIDUAL, A FORM W-8) MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 3.

6. CONDITIONAL TENDER OF SHARES

  Under certain circumstances and subject to the exceptions set forth in
Section 1, the Purchasers may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 13, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS

OR HER OWN TAX ADVISOR. A stockholder may tender Shares subject to the condition that a specified minimum number of such holder's Shares tendered pursuant to a Letter of Transmittal or, if applicable, a Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or Notice of Guaranteed Delivery.

  Any tendering stockholders wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as promptly as practicable thereafter.

  If conditional tenders, that would otherwise be so regarded as withdrawn, would cause the total number of Shares to be purchased to fall below 4,000,000, then, to the extent feasible, the Purchasers will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Purchasers to purchase 4,000,000 Shares (or such greater number of Shares as the Purchasers may elect to purchase). In selecting among such conditional tenders, the Purchasers will select by lot and will limit their purchase in each case to the minimum number of Shares designated by the stockholder in the applicable Letter of Transmittal or Notice of Guaranteed Delivery as a condition to his or her tender.

7. CERTAIN CONDITIONS OF THE OFFER

  Notwithstanding any other provision of the Offer, the Purchasers will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares tendered) the acceptance for payment of Shares tendered, if at any time after January 31, 1996 and at or before acceptance for payment of any Shares any of the following shall have occurred:

    (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Purchasers, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Purchasers;

    (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Purchasers' sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Purchasers, or render the Purchasers unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Purchasers or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

    (c) it shall have been publicly disclosed or the Purchasers shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on January 31, 1996) or (ii) any such person or group that on or prior to January 31, 1996 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any decline in the market price of the Shares by an amount in excess of 10% measured from the close of business on January 30, 1996, or any significant decline in the general level of market prices of equity securities in the United States or abroad,
  (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the business of the Company or any of its subsidiaries, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Purchasers' sole judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Purchasers' sole judgment, a material acceleration or worsening thereof;

    (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);

    (f) there shall have occurred any event or events that has resulted, or may in the sole judgment of the Purchasers result, directly or indirectly, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company or any of its subsidiaries; or

    (g) there shall have occurred any decline in the Standard & Poor's 600 Small Cap Stock Index (120.71 at the close of business on January 30, 1996) by an amount in excess of 10% measured from the close of business on January 30, 1996;

and, in the sole judgment of the Purchasers, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment.

  The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances (including any action or inaction by the Company or the Subsidiary) giving rise to any such condition, and any such condition may be waived by the Purchasers, in whole or in part, at any time and from time to time in their sole discretion. The failure by the Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchasers concerning the events described above will be final and binding on all parties.

  The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the Expiration Date.

8. PRICE RANGE OF SHARES; DIVIDENDS; REDUCTION IN DIVIDENDS

  The Shares are listed and principally traded on the NYSE. The Shares are also listed and traded on the Pacific Stock Exchange. The Shares trade under the symbol "ZRO." The following table sets forth the high and low intraday sales prices per Share on the NYSE Composite Tape and the declared cash dividends per Share for the Company's fiscal quarters indicated.

                                                                   DECLARED CASH
                                                                     DIVIDENDS
   FISCAL QUARTERS                                     HIGH   LOW    PER SHARE
   ---------------                                     ----- ----- -------------
   1994: 1st Quarter.................................  15.13 13.00     $.10
         2nd Quarter.................................  14.75 12.75      .10
         3rd Quarter.................................  16.63 12.75      .10
         4th Quarter.................................  16.13 12.63      .10
   1995: 1st Quarter.................................  14.00 11.63      .10
         2nd Quarter.................................  13.50 12.13      .10
         3rd Quarter.................................  14.00 12.13      .10
         4th Quarter.................................  14.75 12.63      .10
   1996: 1st Quarter.................................  15.25 13.00      .11
         2nd Quarter.................................  16.88 14.63      .11
         3rd Quarter.................................  17.88 14.88      .11
         4th Quarter (to January 30, 1996)...........  17.63 15.13      .11

  On January 30, 1996, the closing price of the Shares on the NYSE Composite Tape was $15.25 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

  CONCURRENTLY WITH ANNOUNCING THE OFFER, THE COMPANY ANNOUNCED THAT UPON THE CONSUMMATION OF THE OFFER THE BOARD INTENDS TO REDUCE THE ANNUAL CASH DIVIDEND OF THE COMPANY FROM $.44 PER SHARE TO $.12 PER SHARE EFFECTIVE FOR THE APRIL 1996 QUARTERLY DIVIDEND DECLARATION. THE COMPANY INTENDS TO UTILIZE THE INCREASE IN CASH FLOW RESULTING FROM THE DIVIDEND REDUCTION FOR GENERAL CORPORATE PURPOSES.

9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

  The Purchasers believe that the purchase of the Shares at this time represents an attractive investment opportunity that will benefit the Company and its stockholders. The Company and the Board believe that the Offer is in the best interests of the Company and its stockholders and that it will enhance stockholder value both in the short term and long term. For the period from December 31, 1990 through December 31, 1995, the Company's cash and short term investments have ranged from a low of approximately $20.1 million to a high of approximately $39.0 million. As the Company has been active in making acquisitions of businesses over the years, the management of the Company determined that it was important to maintain both the safety and liquidity of these funds so that such funds would be available for immediate use for acquisitions. However, the Company's return on investment of such funds has been less than the return achieved from the Company's operations.

  The Company has three priorities for the cash it has been accumulating: first, to maintain its technological leadership in the electronics marketplace; second, to acquire complementary businesses; and third, to repurchase Shares. The Company has addressed the first of its three priorities by completing construction of new plants in England and Minnesota, building a new plant in New Jersey and making significant upgrades in several other businesses through direct investment, tools and machinery. At the current time, the Company is not engaged in serious discussions regarding larger acquisitions that might require use of these cash balances. Furthermore, the current low interest rates make borrowing of any amounts necessary to complete the purchase of Shares at this time attractive. Additionally, the Company believes that the Shares are currently undervalued and that the repurchase thereof is the best investment available to the Company at this time. The Company's cash flow generating abilities, together with the $20 million loan facility for acquisitions (see Section 11) and the reduction of the dividend rate (see Section 8), will permit the Company to remain active in pursuing acquisitions of complementary businesses.

  The Offer will afford to stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price (not greater than $18.00 nor less than $15.75 per Share) at which they are willing to sell their Shares and, in the event the Purchasers accept such Shares, to dispose of Shares without the usual transaction costs associated with a market sale. The Offer will also allow qualifying stockholders owning beneficially fewer than 100 Shares (other than Shares held in the Fund or in the Dividend Reinvestment Plan) to avoid the payment of brokerage commissions and the applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Correspondingly, the costs to the Company for servicing the accounts of odd lot holders will be reduced. See Section 2.

  Stockholders whose Shares are not purchased in the Offer will realize an increase in their percentage ownership in the Company and thus, in the Company's future earnings and assets. After consummation of the Offer, increases or decreases in net income will likely be reflected in greater increases or decreases in earnings per Share than is presently the case because of the smaller number of Shares outstanding thereafter. CONCURRENTLY WITH ANNOUNCING THE OFFER, THE COMPANY ANNOUNCED THAT UPON CONSUMMATION OF THE OFFER THE BOARD INTENDS TO REDUCE THE ANNUAL CASH DIVIDEND OF THE COMPANY FROM $.44 PER SHARE TO $.12 PER SHARE EFFECTIVE FOR THE APRIL 1996 QUARTERLY DIVIDEND DECLARATION. See Section 8.

  If fewer than 4,000,000 Shares are purchased pursuant to the Offer, either of the Purchasers may repurchase the remainder of such Shares on the open market, in privately negotiated transactions or otherwise. In the future, either of the Purchasers may determine to purchase additional Shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the Offer. However, Rule 13e-4 under the Exchange Act prohibits the Purchasers and their affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any future purchases of Shares by either of the Purchasers would depend on many factors, including the market price of the Shares, the Company's consolidated business and financial position, and general economic and market conditions.

  Shares that the Company acquires pursuant to the Offer shall become treasury shares of the Company and will be available for sale or transfer by the Company without further stockholder action. Such Shares could be sold or transferred without stockholder approval for, among other things, the raising of additional capital for use in the Company's business, stock dividends or in connection with employee stock, stock option and other plans, or a combination thereof. Shares that the Company and the Subsidiary acquire pursuant to the Offer shall not be treated as outstanding for the purposes of calculation of earnings per share, nor, under Delaware law, shall such Shares be entitled to vote or be counted for quorum purposes. Neither the Company nor the Subsidiary have any current plans for the Shares that the Purchasers may acquire pursuant to the Offer, other than transfers of such Shares between and among the Company and its wholly owned subsidiaries.

  As of January 30, 1996, the Company had issued and outstanding 16,107,976 Shares and had reserved for issuance upon exercise of outstanding stock options 869,871 Shares. The 4,000,000 Shares that the Purchasers are offering to purchase pursuant to the Offer represent approximately 25% of the Shares then outstanding, or approximately 24% of the Shares then outstanding on a fully diluted basis (assuming the exercise of all outstanding stock options). As of January 30, 1996, all directors and executive officers of the Company as a group owned beneficially an aggregate of approximately 384,123 Shares (including an aggregate of 191,635 Shares that may be acquired pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof, approximately 1,432 Shares attributable to the accounts of all directors and executive officers as a group who are participants in the Plan and 45.393 Shares attributable to the accounts of all directors and executive officers as a group under the Dividend Reinvestment Plan) or approximately 2.4% of the Shares outstanding as of January 30, 1996. The Purchasers have been advised that no director or executive officer of the Company intends to tender Shares pursuant to the Offer. If the Purchasers purchase 4,000,000 Shares pursuant to the Offer and no director or executive officer of the Company tenders Shares in the Offer, the percentage of outstanding Shares owned beneficially by all of the Company's directors and executive officers as a group would increase to approximately 3.2% of the Shares then outstanding (including, for this purpose, Shares that may be acquired by such directors and executive officers pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof).

  Except as disclosed in this Offer to Purchase, the Purchasers have no plans or proposals which relate to or would result in: (a) the acquisition by any person (other than by any subsidiary or subsidiaries of the Company) of additional securities of the Company or the disposition of securities of the Company (other than to any subsidiary or subsidiaries of the Company); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries which is material to the Company and its subsidiaries, taken as a whole; (c) a sale or transfer of a material amount of assets of the Company and its subsidiaries, taken as a whole; (d) any change in the present Board or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Certificate of Incorporation or By-Laws or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to
Section 15(d) of the Exchange Act.

  The Purchasers do not expect that the Offer will result in delisting of the Shares on either the NYSE or Pacific Stock Exchange or termination of registration of the Shares under the Exchange Act.

  NEITHER THE COMPANY, THE SUBSIDIARY, NOR THEIR RESPECTIVE BOARDS OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE PURCHASERS HAVE BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

10. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE SUBSIDIARY; RESULTS OF RECENT OPERATIONS

  The Company, through the Subsidiary and other wholly owned subsidiaries, is a leader in the engineering, manufacturing and marketing of engineered cases, system packaging to enclose and cool electronic equipment and various products used in the airline/air cargo industry. The Company was incorporated in Delaware in 1988 as the successor in interest to a California corporation of the same name that was originally incorporated in California in 1952. The Company's principal executive offices are located at 444 South Flower Street, Suite 2100, Los Angeles, California 90071-2922 and its telephone number is
(213) 629-7000.

  Subsidiary is a wholly owned subsidiary of the Company. Subsidiary provides state-of-the-art system packaging solutions including backplanes, card cages and enclosures. Subsidiary was originally incorporated in Nevada in 1987. The address of the Subsidiary's principal executive office is c/o ZERO Corporation, 444 South Flower Street, Suite 2100, Los Angeles, California 90071-2922 and its telephone number is (800) 423-3868.

RESULTS OF RECENT OPERATIONS

  On January 19, 1996 the Company announced results for the third quarter of fiscal 1996 and nine-month period ended December 31, 1995. For the third quarter, net sales rose approximately 12.1 percent to approximately $50.3 million, net income rose approximately 8.5 percent to approximately $3.9 million, and earnings per share rose approximately 9.1 percent to $.24 per share, compared to approximately $44.9 million, approximately $3.5 million and $.22, respectively, for the third quarter of fiscal 1995. Net sales for the nine-month period ended December 31, 1995 grew approximately 11.2 percent to approximately $150.3 million, compared to approximately $135.2 million, for the first nine months of fiscal 1995. Net income increased approximately 11.5 percent to approximately $12.1 million, or $.75 per share, versus approximately $10.9 million, or $.68 per share, for the same period of fiscal 1995.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION FOR THE COMPANY

  The following selected financial data for each of the six months ended September 30, 1995 and September 30, 1994 (unaudited) are derived from the unaudited consolidated financial statements of the Company and its subsidiaries set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995. In the opinion of the Company's management, all adjustments considered necessary for a fair statement of the results for the periods, which consisted only of normal recurring accruals, have been made. Results for the six months are not necessarily indicative of the results for the entire year for most of the Company's businesses. The following selected financial data for each of the years ended March 31, 1995 and March 31, 1994 were derived from the audited consolidated financial statements of ZERO Corporation and subsidiaries incorporated by reference in the Company's Annual Report on Form 10-K for the year ended March 31, 1995. The data should be read in conjunction with, and is qualified in its entirety by reference to, such audited consolidated financial statements and their related notes. The foregoing reports may be obtained from the Commission in the manner specified in Section 16 or over the Internet under the URL "http://www.sec.gov/cgi-bin/srch-edgar" by searching under "ZERO." The Company's results for the nine-month period ended December 31, 1995, are summarized above in "Results of Recent Operations."

             SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                 UNAUDITED
                                                SIX MONTHS
                                                   ENDED          YEAR ENDED
                                               SEPTEMBER 30,       MARCH 31,
                                             ----------------- -----------------
                                               1995     1994     1995     1994
                                             -------- -------- -------- --------
INCOME STATEMENT DATA:
Net sales..................................  $100,004 $ 90,299 $179,694 $171,821
Total revenue..............................   101,575   91,732  182,741  173,883
Income before income taxes.................    13,763   11,957   24,226   20,963
Net income.................................     8,257    7,306   14,825   12,851
Primary earnings per share.................  $    .51 $    .46 $    .93 $    .81
Average number of common shares outstanding
 (in thousands)............................    16,152   15,976   16,020   15,958
Ratio of earnings to fixed charges(1)......        21       19       19       19
BALANCE SHEET DATA (AT PERIOD END):
Total assets...............................  $179,448 $165,296 $171,524 $158,734
Current liabilities........................    18,524   18,146   19,361   16,933
Non-current liabilities....................     9,805    6,112    6,569    5,324
Stockholders' equity.......................   151,119  141,038  145,594  136,477
Stockholders' equity per share.............  $   9.41 $   8.86 $   9.12 $   8.57

         NOTE TO SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

(1) The ratio of earnings to fixed charges was computed by dividing earnings before fixed charges and income taxes by the fixed charges. Earnings consist of income from operations, to which has been added fixed charges and income taxes. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.

SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

  The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer as if such purchase had occurred at the beginning of the periods presented based on certain assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary consolidated historical financial information and does not purport to be indicative of the results that would actually have been obtained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or that may be obtained in the future.

        SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                 SIX MONTHS ENDED                  YEAR ENDED
                                SEPTEMBER 30, 1995               MARCH 31, 1995
                          ------------------------------ ------------------------------
                                        PRO FORMA (1)                  PRO FORMA (1)
                                     -------------------            -------------------
                                      ASSUMED   ASSUMED              ASSUMED   ASSUMED
                                      $15.75    $18.00               $15.75    $18.00
                                     PER SHARE PER SHARE            PER SHARE PER SHARE
                          UNAUDITED  PURCHASE  PURCHASE             PURCHASE  PURCHASE
                          HISTORICAL   PRICE     PRICE   HISTORICAL   PRICE     PRICE
                          ---------- --------- --------- ---------- --------- ---------
INCOME STATEMENT DATA:
Net sales...............   $100,004  $100,004  $100,004   $179,694  $179,694  $179,694
Total revenue...........    101,575   101,207   100,976    182,741   181,933   181,459
Income before income
 taxes..................     13,763    11,645    11,414     24,226    19,918    19,444
Net income..............      8,257     6,987     6,848     14,825    11,951    11,666
Primary earnings per
 share(2)...............   $    .51  $    .57  $    .56   $    .93  $    .99  $    .97
Average number of common
 shares outstanding (in
 thousands).............     16,152    12,152    12,152     16,020    12,020    12,020
Pro forma ratio of
 earnings to fixed
 charges(3).............         21         6         6         19         5         5

                              AT SEPTEMBER 30, 1995            AT MARCH 31, 1995
                          ------------------------------ ------------------------------
                                        PRO FORMA (1)                  PRO FORMA (1)
                                     -------------------            -------------------
                                      ASSUMED   ASSUMED              ASSUMED   ASSUMED
                                      $15.75    $18.00               $15.75    $18.00
                                     PER SHARE PER SHARE            PER SHARE PER SHARE
                          UNAUDITED  PURCHASE  PURCHASE             PURCHASE  PURCHASE
                          HISTORICAL   PRICE     PRICE   HISTORICAL   PRICE     PRICE
                          ---------- --------- --------- ---------- --------- ---------
BALANCE SHEET DATA (AT
 PERIOD END):
Total assets............   $179,448  $164,710  $155,479   $171,524  $155,356  $145,882
Current liabilities.....     18,524    17,677    17,584     19,361    17,638    17,448
Other non-current
 liabilities............      8,325     8,325     8,325      6,569     6,569     6,569
Long-term debt..........      1,480    51,480    51,480        --     50,000    50,000
Stockholders' equity(4).    151,119    87,228    78,090    145,594    81,149    71,865
Stockholders' equity per
 share(4)...............   $   9.41  $   7.23  $   6.48   $   9.12  $   6.78  $   6.01

                    NOTES TO SUMMARY UNAUDITED CONSOLIDATED
                        PRO FORMA FINANCIAL INFORMATION

  The following assumptions regarding the Offer were made in determining the summary unaudited consolidated pro forma financial information:

(1) The information assumes 4,000,000 Shares are purchased at $15.75 per Share and at $18.00 per Share, with the purchase plus estimated expenses of $500,000 being financed with $50 million borrowed by the Subsidiary under a Private Shelf Agreement, and $13.5 million and $22.5 million in cash respectively, derived from the sale of short term investments by the Company. The information reflects the resultant interest income foregone due to the sale of such short term investments and the increased interest expense relating to the $50 million of borrowings by the Subsidiary under the Private Shelf Agreement and the related impact of these items on the provision for taxes. There can be no assurance that the Purchasers will purchase 4,000,000 Shares or the price at which Shares will be purchased.
(2) The primary earnings per share calculation gives effect to the reduced number of Shares that result from the repurchase of Shares pursuant to the Offer.
(3) The pro forma ratio of earnings to fixed charges was computed by dividing earnings before fixed charges and income taxes by the fixed charges. Earnings consist of income from operations, to which has been added fixed charges and income taxes. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.
(4) Adjustments have been made to reflect the reduction in historical dividends paid on the 4,000,000 Shares repurchased pursuant to the Offer. The Board of Directors of the Company intends to reduce the current annual dividend rate from $.44 per Share to $.12 per Share effective with the April 1996 dividend declaration. This intended reduction in future dividend rates has not been reflected in the pro forma balance sheet data.

11. SOURCE AND AMOUNT OF FUNDS

  Assuming that the Purchasers purchase 4,000,000 Shares pursuant to the Offer at a price of $18.00 per Share, the total amount required by the Purchasers to purchase such Shares will be $72 million, exclusive of fees and other expenses.

  Funds for the purchase of Shares shall be obtained from the following sources: (i) borrowings by the Subsidiary of up to $50 million pursuant to a Private Shelf Agreement (the "Private Shelf Agreement"), dated as of January 31, 1996, by and among the Company, the Subsidiary, The Prudential Insurance Company of America ("Prudential") and each Prudential Affiliate (as defined in the Private Shelf Agreement) which becomes bound by certain provisions of the Private Shelf Agreement; and (ii) available cash and/or cash derived from the sale of short term investments of the Company. The Purchasers have not yet determined what respective proportions each Purchaser will contribute toward the total amount of funds required to consummate the Offer and stockholders should be aware that the percentage of Shares to be purchased by each of the Purchasers will not be determined until after the Expiration Date and after the time at which Shares may be withdrawn pursuant to the terms of the Offer. This may affect the tax treatment of certain tendering stockholders. See
Section 13. The Subsidiary's contribution will not, under any circumstances, exceed $50 million. All of the funds contributed by the Subsidiary will be obtained from its borrowings pursuant to the Private Shelf Agreement. The Purchasers shall purchase Shares from each tendering stockholder whose Shares are to be purchased pursuant to the Offer proportionately to the amount of each Purchaser's respective contribution toward the aggregate Purchase Price for all Shares purchased pursuant to the Offer (with appropriate adjustments to avoid purchases of fractional Shares). A copy of the Private Shelf Agreement is filed as an exhibit to the Schedule 13E-4 and is incorporated herein by reference. Capitalized terms used in this Section 11 without definition shall have the meanings ascribed to such terms in the Private Shelf Agreement.

  Pursuant to the Private Shelf Agreement, the Subsidiary will authorize the issue of its unsecured guaranteed senior promissory notes (the "Subsidiary Notes") in the aggregate principal amount of up to $50 million. Subject to the occurrence of certain events and the terms and conditions of the Private Shelf Agreement, Prudential will purchase from the Subsidiary and/or cause the purchase thereof by one or more Prudential Affiliates, the Subsidiary Notes at a price equal to 100% of the principal amount thereof. As required by the terms of the Private Shelf Agreement, the Subsidiary intends to use the proceeds from the sale of the Subsidiary Notes solely for the purchase of the Shares pursuant to the Offer, and payment of expenses related thereto. The full and prompt payment when due, and the due and punctual performance of all obligations of the Subsidiary under the Subsidiary Notes shall be absolutely, unconditionally and irrevocably guaranteed by the Company.

  The Company has paid Prudential a non-refundable structuring fee of $25,000, and will be obligated to pay another structuring fee installment of $25,000 if the purchase and sale of Subsidiary Notes does not occur on or before June 28, 1996. The Subsidiary will also be obligated to pay certain fees in the event of any delay in or cancellation of the purchase and sale of the Subsidiary Notes. The Subsidiary and the Company also jointly and severally have agreed to pay Prudential for all out-of-pocket expenses arising in connection with transactions contemplated by the Private Shelf Agreement.

  Each Subsidiary Note shall be dated the date of issue thereof, shall have a maturity date of not more than 15 years from the date of issue and an Average Life to Maturity of not more than 10 years. The Subsidiary expects that the Subsidiary Notes will have a maturity date 15 years from the date of issue. The interest rate per annum on the outstanding principal balance of the Subsidiary Notes will be determined at the time of issue, and will be equal to
(i) the yield reported for a series of actively traded U.S. Treasury securities having an average life to maturity comparable to the Subsidiary Notes, plus (ii) a credit spread to be determined by Prudential. The Purchasers expect that the interest rate on the Subsidiary Notes will be approximately 7% per annum. Interest on the Subsidiary Notes shall be payable semi-annually in arrears. Pursuant to the Private Shelf Agreement, the Subsidiary intends to select a schedule of required payments of principal under the Subsidiary Notes whereby principal due under each Subsidiary Note shall be paid in annual installments of an amount equal to one-eleventh ( 1/11) of the original principal amount of such Subsidiary Note, commencing at the end of the fifth year after the issue of the Subsidiary Notes and continuing every year thereafter until such principal balance is paid in full. The Subsidiary Notes may be prepaid, in whole at any time or in part from time to time, by paying 100% of the principal amount so prepaid plus interest thereon to the prepayment date and the Yield-Maintenance Amount.

  The Private Shelf Agreement provides for the customary events of default, including, without limitation: (i) certain defaults by the Company or any of its subsidiaries on other indebtedness; (ii) under certain circumstances, the rendering of one or more final judgments against the Company or any of its subsidiaries exceeding, in the aggregate, $2,500,000; (iii) the ownership beneficially and of record by the Company of less than 80% of the outstanding voting stock of the Subsidiary; and (iv) certain events with respect to any employee pension benefit plan of the Company and its subsidiaries which could reasonably be expected to result in a Material Adverse Change.

  Additionally, so long as any Subsidiary Note is outstanding and unpaid, the Company has agreed to certain covenants, including, without limitation, covenants that require (i) the ratio of current assets of the Company and its subsidiaries on a consolidated basis to the current liabilities of the Company and its subsidiaries on a consolidated basis to be no less than 1.25 to 1.0 at any time and (ii) a minimum Consolidated Tangible Net Worth. Additionally, the Company has entered into certain covenants, including without limitation, covenants that would limit the ability of the Company to (i) create certain liens, (ii) incur certain additional indebtedness, (iii) enter into certain loans, advances and investments, (iv) enter into certain mergers or consolidations, (v) transfer, including the sale, exchange, conveyance, lease, transfer or other disposition of, certain of the Company's assets, (vi) enter into certain transactions with affiliates, (vii) enter into any agreement limiting or restricting the payment of dividends by any of the Company's subsidiaries and (viii) other covenants which are customary for such type of agreement. The Private Shelf Agreement also includes representations and warranties customary for such type of agreement.

  The Private Shelf Agreement also authorizes the Company to issue its senior promissory notes (the "Company Notes") in the aggregate principal amount of $20 million. Prudential will consider, in its sole discretion, the purchase of Company Notes pursuant to the Private Shelf Agreement. Neither Prudential nor any Prudential Affiliate is obligated to make or accept offers to purchase Company Notes, or to quote rates, spreads or other terms with respect to specific purchases of Company Notes under the Private Shelf Agreement. The Company does not intend to issue and sell Company Notes to provide any portion of the funds required to consummate the Offer.

  The Company has a commitment from a commercial bank regarding, and intends after the commencement of the Offer to enter into, a $20 million unsecured revolving credit agreement for a term of 2 years. Any borrowings under this revolving credit facility would be used for working capital and for general corporate purposes. The Company will not utilize this revolving credit facility to provide any portion of the funds required to consummate the Offer.

  The Subsidiary has no specific plans or arrangements to finance or repay the indebtedness incurred under the Private Shelf Agreement other than according to the expected schedule of required payments of principal described above.

12. TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES

  The Company has not acquired any Shares within the past 5 years. Except as set forth above and on Schedule A hereto, based upon the Purchasers' records and upon information provided to the Purchasers by their respective directors and executive officers, neither the Company, the Subsidiary, nor, to the Purchasers' knowledge, any of their respective associates, subsidiaries, directors, executive officers or any associate of any such director or executive officer has engaged in any transactions involving the Shares during the 40 business days preceding the date hereof. Neither the Company, the Subsidiary, nor, to the Purchasers' knowledge, any of their respective directors or executive officers is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person with respect to the Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  In General. The following is a discussion of the material United States federal income tax consequences to stockholders with respect to a sale of Shares pursuant to the Offer. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, Internal Revenue Service ("IRS") rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular stockholder in light of such stockholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws (such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes). In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular stockholders. The discussion assumes that the Shares are held as "capital assets" within the meaning of Section 1221 of the Code.

  EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THAT STOCKHOLDER TENDERING SHARES PURSUANT TO THE OFFER AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND RECENT CHANGES IN APPLICABLE TAX LAWS.

  Characterization of the Surrender of Shares Pursuant to the Offer. The surrender of Shares by a stockholder to the Purchasers pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, the surrender of Shares by a stockholder to the Purchasers pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon such surrender (i) is "substantially disproportionate" with respect to the stockholder, (ii) results in a "complete redemption" of the Shares owned by the stockholder, or
(iii) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

  If any of the above three tests is satisfied, and the surrender of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the Shares surrendered pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Shares have been held for more than one year.

  If none of the above three tests is satisfied, the tendering stockholder will be treated as having received a distribution by the Company with respect to such stockholder's Shares in an amount equal to the cash received by the stockholder pursuant to the Offer. The distribution will be treated as a dividend taxable as ordinary income to the extent of the Company's (or, in the case of Shares acquired by the Subsidiary, first to the extent of the Subsidiary's and then to the extent of the Company's) current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of such current or accumulated earnings and profits will be treated as a return of the stockholder's tax basis in the Shares, and then as gain from the sale or exchange of such Shares. The Company believes that it has sufficient current and accumulated earnings and profits, such that stockholders who do not qualify for sale or exchange treatment will be treated as having received a dividend taxable as ordinary income in the full amount of the cash received pursuant to the Offer. In that event, the tendering stockholder's basis in the Shares surrendered pursuant to the Offer generally will be added to such stockholder's basis in his or her remaining Shares, if any.

  Constructive Ownership. In determining whether any of the three tests under
Section 302 of the Code is satisfied, stockholders must take into account not only the Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder within the meaning of
Section 318 of the Code. Under Section 318 of the Code, a stockholder may be deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares which the stockholder has the right to acquire by exercise of an option or by conversion. Furthermore, because of the application of Section 304 of the Code to purchases of stock through the use of related corporations, more liberal constructive ownership rules generally will apply to stockholders who are corporations and stockholders who own or constructively own (within the meaning of Section 318 of the Code) shares in corporations for purposes of determining whether any of the three tests under Section 302 of the Code is satisfied with respect to Shares purchased by the Subsidiary. These rules may result in a Stockholder constructively owning more Shares than he or she would otherwise constructively own if instead such Shares were purchased by the Company and may make the tests for sale or exchange treatment more difficult to satisfy. The Purchasers have not yet determined what respective proportions each Purchaser will contribute toward the total amount of funds required to consummate the Offer and stockholders should be aware that the percentage of Shares to be purchased by each of the Purchasers will not be determined until after the Expiration Date and after the time at which Shares may be withdrawn pursuant to the terms of the Offer. The Company and the Subsidiary shall purchase Shares from each tendering stockholder whose Shares are to be purchased pursuant to the Offer proportionately to the amount of their respective contributions toward the aggregate Purchase Price for all Shares purchased pursuant to the Offer (with appropriate adjustments to avoid purchases of fractional Shares). See Sections 1 and 11. EACH STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISER SPECIFICALLY WITH RESPECT TO THE IMPACT OF THESE CONSTRUCTIVE OWNERSHIP RULES ON THE PROPER APPLICATION OF THE TESTS UNDER SECTION 302 OF THE CODE.

  Proration. Contemporaneous dispositions or acquisitions of Shares by a stockholder or related individuals or entities may be deemed to be part of a single integrated transaction which will be taken into account in determining whether any of the three tests under Section 302 of the Code has been satisfied. Each stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company and the Subsidiary. Thus, proration may affect whether the surrender by a stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of Shares. Therefore, a stockholder should consult his or her own tax advisor regarding whether to make contemporaneous dispositions or acquisitions of Shares, and whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

  Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the surrender of Shares pursuant to the Offer is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer. Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

  The receipt of cash by a stockholder will be a "complete redemption" of all the Shares owned by the stockholder if either (i) all of the Shares actually and constructively owned by the stockholder are surrendered pursuant to the Offer, or (ii) all of the Shares actually owned by the stockholder are surrendered pursuant to the Offer and, with respect to Shares constructively owned by the stockholder which are not surrendered pursuant to the Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code.

  Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's surrender of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

  Corporate Stockholder Dividend Treatment. If a sale of Shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Code, subject to applicable limitations. Corporate stockholders should, however, consider the effect of Section 246(c) of the Code, which disallows the 70% dividends-received deduction with respect to stock that is held for 45 days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Code, if a corporate stockholder has incurred indebtedness directly attributable to an investment in Shares, the 70% dividends-received deduction may be reduced.

  In addition, amounts received by a corporate stockholder pursuant to the Offer that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Code. Generally, an "extraordinary dividend" is a dividend that (i) equals or exceeds 10% of the stockholder's basis in the Shares (treating all dividends having ex-dividend sales within an 85-day period as a single dividend) or (ii) exceeds 20% of the stockholder's adjusted basis in the Shares (treating all dividends having ex-dividend sales within a 365-day period as a single dividend). Accordingly, if applicable, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed), and if such portion exceeds the stockholder's tax basis for its Shares, to treat the excess as gain from the sale of such Shares in the year in which a sale or disposition of such Shares occurs (which, in certain circumstances, may be the year in which Shares are sold pursuant to the Offer).

  Corporate stockholders also should be aware that legislation is pending in Congress which, if enacted in its current form, would generally require immediate gain recognition whenever the basis of stock with respect to which any extraordinary dividend was received is reduced below zero. Legislation also has been proposed to reduce the amount a corporate shareholder may deduct under Section 243 of the Code from 70% to 50% of the amount of the dividend received and disallow the dividends received deduction if the 46 day holding period under Section 246(c) of the Code is not satisfied with respect to such stock over a period immediately before and immediately after the stockholder becomes entitled to receive the dividend. It is impossible to predict whether this or similar legislation will be enacted.

  Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain" (i.e., the excess of net long-term capital gains over net short-term capital losses) for the year. Legislation is pending in Congress which, if enacted in its current form, would substantially reduce the tax rate applicable to net capital gains of individuals and corporations. It is impossible to predict whether this or similar legislation will be enacted.

  Stockholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain (or the receipt of any ordinary income) caused by the surrender of any Shares to the Purchasers pursuant to the Offer.

  Foreign Stockholders. The Purchasers will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign stockholder or his or her agent, unless the Purchasers determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of its source. Without definite knowledge to the contrary, the Purchasers will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder
(i) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (ii) is entitled to a reduced rate of withholding pursuant to a treaty and the Purchasers withheld at a higher rate, or (iii) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

  Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

  THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING

STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF TENDERING SHARES PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES DESCRIBED ABOVE.

14. EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

  The Purchasers expressly reserve the right, in their sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. There can be no assurance, however, that the Purchasers will exercise their right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Purchasers also expressly reserve the right, in their sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (ii) at any time, or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Purchasers may choose to make public announcement of any extension, termination or amendment, neither the Company nor the Subsidiary shall have any obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Purchasers shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

  The Offer will continue or be extended for at least ten business days from the time that either of the Company or the Subsidiary publishes, sends or gives to holders of Shares a notice that the Purchasers will(a) increase or decrease the price they will pay for Shares or the amount of the Dealer Manager's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares they seek to purchase.

15. FEES AND EXPENSES

  PaineWebber Incorporated will act as Dealer Manager for the Purchasers in connection with the Offer. The Purchasers have agreed to pay the Dealer Manager a fee of $50,000 plus $.05 per Share purchased by the Purchasers pursuant to the Offer. The Dealer Manager will also be reimbursed by the Purchasers for its reasonable out-of-pocket expenses, including attorneys' fees, up to $50,000 and will be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer.

  The Purchasers have retained First Interstate Bank of California as Depositary and Morrow & Co. as Information Agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Purchasers have agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

  Neither the Company nor the Subsidiary will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager). The Purchasers will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

16. MISCELLANEOUS

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the Commission. The Purchasers have also filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information also should be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California. The foregoing information may also be obtained over the Internet under the URL "http://www.sec.gov/cgi-bin/srch-edgar" by searching under "ZERO". The Purchasers' Schedule 13E-4 may not be available at the Commission's regional offices.

  The Offer is being made to all holders of Shares. The Purchasers are not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If either of the Purchasers becomes aware of any valid state statute prohibiting the making of the Offer, the Purchasers will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchasers cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchasers by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          ZERO CORPORATION

February 1, 1996                          ELECTRONIC SOLUTIONS

                                  SCHEDULE A

                     CERTAIN TRANSACTIONS INVOLVING SHARES

  On December 29, 1995, J.F. Hermanson, an executive officer of the Company, exercised options to purchase 5,500 Shares at an exercise price of $11.56 per Share.

  R.H. Bolton, an executive officer of the Subsidiary, exercised options to purchase 1,100 Shares at an exercise price of $11.56 per Share on December 5, 1995; 1,800 Shares at an exercise price of $11.56 per Share on January 10, 1996; and 2,000 Shares at an exercise price of $11.31 per Share on January 24, 1996.

                     The Dealer Manager for the Offer is:

                           PAINEWEBBER INCORPORATED

     725 South Figueroa Street, Suite 4100, Los Angeles, California 90017
                   Telephone: (213) 972-1759 (call collect)
                     Telephone: (800) 526-8910 (toll-free)

 Any questions concerning the terms of the Offer may be directed to the Dealer
                                   Manager.

                    The Information Agent for the Offer is:

                                 MORROW & CO.

                  909 Third Avenue, New York, New York 10022
                   Telephone: (212) 754-8000 (call collect)
                     Telephone: (800) 662-5200 (toll-free)

  Any questions concerning tender procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent.

                       The Depositary for the Offer is:

                      FIRST INTERSTATE BANK OF CALIFORNIA

               By Mail:                           Facsimile Transmission:


  First Interstate Bank of California         (For Eligible Institutions Only)
c/o Chemical/Mellon Shareholder Services                (201) 296-4293
             P.O. Box 817
            Midtown Station                          Confirm by Telephone:
       New York, New York 10018
                                                        (800) 522-6645


                       By Overnight Delivery or By Hand:

  First Interstate Bank of California    First Interstate Bank of California
    15821 Ventura Blvd., Suite 670            120 Broadway, 13th Floor
    Encino, California 91436-2946             New York, New York 10271

  Any questions concerning tender procedures may be directed to the Depositary at (800) 522-6645.